		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30
	2016	2015

Income before income tax expense and equity in income of Unconsolidated Joint Ventures	$68,429	$63,780

Add back:
Fixed charges	54,103	47,207
Amortization of previously capitalized interest	1,398	1,028
Distributed income of Unconsolidated Joint Ventures	34,388	31,079

Deduct:
Capitalized interest	(12,375)	(16,783)

Earnings available for fixed charges and preferred dividends	$145,943	$126,311

Fixed charges:
Interest expense	$39,716	$28,306
Capitalized interest	12,375	16,783
Interest portion of rent expense	2,012	2,118

Total fixed charges	$54,103	$47,207

Preferred dividends	11,569	11,569

Total fixed charges and preferred dividends	$65,672	$58,776

Ratio of earnings to fixed charges and preferred dividends	2.2	2.1